Exhibit 99.1

PERION SHAREHOLDERS OVERWHELMINGLY APPROVE ACQUISITION OF
CONDUIT’S CLIENTCONNECT

Accretive transaction expected to close in January, 2014

Tel Aviv and Seattle – November 18, 2013 – Perion Network Ltd. (NASDAQ: PERI), today announced that at an Extraordinary General Meeting of Shareholders (the “Meeting”) held earlier today, its shareholders approved the previously announced Share Purchase Agreement, dated as of September 16, 2013, by and among Perion, Conduit Ltd. and ClientConnect Ltd., a newly formed Israeli company to be owned by the shareholders of Conduit in proportion to their ownership of Conduit.

The other transactions contemplated by the Share Purchase Agreement, as well as all other proposals set forth in the Company’s Proxy Statement, dated October 15, 2013, were also approved at the Meeting.

The votes cast in favor of the Share Purchase Agreement at the Meeting constituted 99% of the aggregate shares voted.

“Perion’s shareholders recognize the value created by this transformative combination, as evidenced by their overwhelming approval,” commented Josef Mandelbaum, Perion’s Chief Executive Officer. “We are gratified by the strong vote of confidence expressed by our shareholders in our business plan. We are committed to creating lasting shareholder value, and the new, larger, more profitable Perion will be uniquely positioned in the industry to achieve this goal.”

The consummation of the transaction with Conduit and ClientConnect is subject to certain additional conditions set forth in the Share Purchase Agreement. The transaction is expected to close in January 2014.

About Perion Network Ltd.

Perion Network, Ltd. (NASDAQ: PERI) is a global consumer internet company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s three main consumer brands are: Incredimail, Smilebox and SweetIM. Incredimail is a unified messaging application enabling consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in 8 languages; Smilebox is a leading photo sharing and social expression product and service that quickly turns life's moments into digital keepsakes for sharing and connecting with friends and family, in a fun and personal way.  SweetIM is an instant messaging application that enables consumers to personalize their everyday communications with free, fun and easy to use content. Perion products have had over 300 million downloads to date with more than 50 million monthly unique visitors across all of its brands. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit http://www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure of any closing conditions to the Share Purchase to be satisfied and the failure of the proposed transaction to be consummated for any other reason, the failure to realize the anticipated benefits of the proposed transaction; risks entailed in integrating the ClientConnect business with Perion’s other businesses, including employee retention and customer acceptance; the risk that the transaction will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion and with the ClientConnect business, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F/A for the year ended December 31, 2012 and the Proxy Statement. Perion does not assume any obligation to update these forward-looking statements.

Contact Information

Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.